

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

J. Christopher Douglas
Executive Vice President and Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, TN 37203

      Re: Healthcare Realty Trust Incorporated
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 10, 2021
          File No. 001-11852

Dear Mr. Douglas:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction